Exhibit 99.1

TechFaith Reports Second Quarter 2014 Financial Results

Beijing, China, August 19, 2014 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the second quarter ended June 30, 2014.

For the second quarter of 2014, TechFaith reported net revenue of US$23.1 million compared to US$26.2 million in the first quarter of 2014. This is in line with the Company’s previously issued guidance for the second quarter, which estimated revenue to be in the range of US$22 million to US$26 million. Revenue for the Company’s Original Developed Product, or ODP, business was US$18.4 million, as compared to US$23.3 million in the first quarter of 2014. The 21.3% sequential decline in revenue from the ODP business was mainly due to continuing intensive competition in smartphone markets worldwide. Revenue in the Company’s brand name phone business was US$4.5 million, as compared to US$2.7 million in the first quarter of 2014. The 64.6% sequential increase in revenue from the brand name phone business was mainly due to increased customer demand for the Company’s tailored mobile devices.

Gross profit for the second quarter was US$2.0 million, compared to US$1.9 million in the first quarter of 2014 and US$3.4 million in the second quarter of 2013, reflecting the adverse impact of the lower revenue base and different business mix compared to the same period from last year. Gross margin for the second quarter of 2014 was 8.8%, compared to 7.4% in the first quarter of 2014 and 11.2% in the second quarter of 2013. Net loss attributed to TechFaith for the second quarter of 2014 was US$2.1 million, or US$0.04 loss per basic and diluted weighted average outstanding ADS, compared to net loss of US$2.9 million, or US$0.05 loss per basic and diluted weighted average outstanding ADS, in the first quarter of 2014, and a net loss of US$1.0 million, or US$0.02 loss per basic and diluted weighted average outstanding ADS, in the second quarter of 2013.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Revenue for the second quarter was in line with our guidance, as sequential growth in our brand name phone business helped offset declines in our ODP business. We were also able to achieve a sequential improvement in our gross margin to 8.8% from 7.4% in the first quarter. This remains below our historical average gross margin level, reflecting the continuing negative impact of intense competition worldwide in the smartphone markets. As a positive, operating expenses declined slightly in the second quarter of 2014 as we continually monitor our costs. We are also keeping the development of our real estate portfolio on track from an investment cost and timeline standpoint. This is reflected in our quarter end balance of cash and cash equivalents, which declined slightly to US$253.9 million, as compared to US$258.5 million in the first quarter, primary due to the planned costs associated with our ongoing real estate portfolio development.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “Despite the lower revenues level at which we have been operating, we are very optimistic about TechFaith’s prospects. There is a fundamental shift going on in the dynamic mobile market. Large dominant brands are no longer able to control all local markets. The pendulum has swung back in favor of local brands being able to make inroads with competitively priced, value-added offerings. We are seeing this in our domestic China market and other key markets worldwide. For TechFaith, we expect the competitive environment to remain very challenging for the foreseeable future. We understand, however, that we can make inroads above our current lower revenue level by leveraging our design expertise, market knowledge and close customer relationships. Areas where we have been at the forefront – including our branded ruggedized smartphones and perfecting features like dual-SIM capacity, better camera capabilities and a variety of healthcare applications - give us a window of opportunity on which we can capitalize. For example, we are optimistic that shipments for our new ruggedized models will increase over the next few quarters given the uniqueness of our integrated hardware and software. Finally, we continue our efforts in developing our branded Smart ruggedized devices in the domestic China market through above and below the line advertisements, as well as new social media platforms.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “The continued challenging competitive market is masking our continued progress on the development of our real estate portfolio and the value of our core handset business. We have navigated widespread industry and business shifts in the past. By focusing on our core market strengths and the needs of customers and carriers we serve worldwide, we have built TechFaith as a global brand that is equated with excellence in design and superb handset performance. We remain flexible in navigating the challenging market and focused on keeping operating costs lean, while maintaining a very strong balance sheet. We are optimistic about our long-term prospects despite our current lower revenue level. We have several promising product upgrades and new launches in the pipeline, including our planned entry later this year into the wearables market with a ruggedized sports watch. We also plan to expand and extend the success of our ruggedized product line by developing a ruggedized extreme camera. This is particularly exciting for us as we can offer a complete line of ruggedized solutions to our clients.”

Third Quarter of 2014 Outlook

The forecast below is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenues for the third quarter of 2014 to be in the range of US$22.0 million to US$24.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, August 19, 2014 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, August 19, 2014 in Beijing), using dial-in +1-857-244-7556 or +1-877-474-9503. The conference call passcode is 93469840. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 43203244. A webcast replay will also be available at www.techfaithwireless.com

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider under its ODP business (Original Developed Product). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the MFOX brand and the teen market under licensed brands. Under the Company’s 17Fox brand (previously “17Vee”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended March 31	Three Months Ended June 30		Six Months Ended June 30
	2014	2014	2013	2014	2013

Revenues:
ODP	$23,338	$18,365	$20,128	$41,703	$34,660
Brand name phone sales	2,712	4,463	8,392	7,175	18,693

Game	117	266	1,643	383	5,045

Total net revenues	$26,167	$23,094	$30,163	$49,261	$58,398

Cost of revenues:
ODP	$21,719	$16,823	$19,059	$38,542	$32,216
Brand name phone sales	2,492	4,211	6,414	6,703	14,292

Game	26	38	1,303	64	3,942

Total cost of revenues	$24,237	$21,072	$26,776	$45,309	$50,450

Gross Profit	$1,930	$2,022	$3,387	$3,952	$7,948

Operating expenses:
General and administrative	$2,104	$1,916	$1,722	$4,020	$3,469
Research and development	1,799	1,467	1,884	3,266	3,729
Selling and marketing	2,420	2,278	657	4,698	1,304
Total operating expenses	$6,323	$5,661	$4,263	$11,984	$8,502

Government subsidy income	—	91	170	91	189

Other operating income	612	606	297	1,218	581

(Loss) income from operations	$(3,781)	$(2,942)	$(409)	$(6,723)	$216

Interest expenses	(130)	(121)	(1)	(251)	(1)

Interest income	443	434	447	877	970

Other (expense) income	(1)	3	4	2	4
Change in fair value of put option	(60)	(30)	(30)	(90)	(60)

(Loss) income before income taxes	$(3,529)	$(2,656)	$11	$(6,185)	$1,129
Income tax expenses	(32)	(88)	(1,177)	(120)	(1,931)

Net loss	$(3,561)	$(2,744)	$(1,166)	$(6,305)	$(802)
Less: net loss attributable to the noncontrolling interest	(668)	(659)	(196)	(1,327)	(138)

Net loss attributable to TechFaith	$(2,893)	$(2,085)	$(970)	$(4,978)	$(664)

Net loss attributable to TechFaith per share
Basic	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Net loss attribute to TechFaith per ADS
Basic	$(0.05)	$(0.04)	$(0.02)	$(0.09)	$(0.01)

Diluted	$(0.05)	$(0.04)	$(0.02)	$(0.09)	$(0.01)

Net loss	$(3,561)	$(2,744)	$(1,166)	$(6,305)	$(802)
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(9,529)	721	3,974	(8,808)	5,006

Comprehensive (loss) income	(13,090)	(2,023)	2,808	(15,113)	4,204

Less: Comprehensive loss attributable to noncontrolling interest	(1,545)	(621)	(109)	(2,166)	(252)

Comprehensive (loss) income attributable to TechFaith	$(11,545)	$(1,402)	$2,699	$(12,947)	$3,952

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	June 30, 2014	March 31, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$253,930	$258,507	$265,649

Accounts receivable, net of allowances of $713, $605 and $543 as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively	6,978	15,613	17,100

Notes receivable	12	41	58
Inventories, net	11,989	13,461	13,576
Prepaid expenses and other current assets	21,517	10,277	10,436

Property held for sale	3,019	—	—

Total current assets	$297,445	$297,899	$306,819

Property, plant and equipment, net	93,812	$96,519	$94,282
Land use rights, net	10,359	10,393	10,729
Acquired intangible assets, net	6,064	3,653	2,798

Prepayment for purchase land use right	1,934	—	—

Total assets	$409,614	$408,464	$414,628

Liabilities and equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	9,745	11,845	14,247

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	14,250	15,350	15,350

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $185, $184 and $189 as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	28,048	25,991	21,302

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	9,378	8,976	9,525

Deferred revenues (including deferred revenues of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	4,153	3,927	3,854

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22, $22 and $22 as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	181	190	254

Put option liability (including put option liability of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	1,920	1,890	1,830

Total current liabilities	$67,675	$68,169	$66,362

Long-term loan (including long-term loan of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	5,126	5,116	290

Total liabilities	$72,801	$73,285	$66,652

Equity:

Ordinary shares of par value $0.00002: (50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193, 794,003,193 and 794,003,193 as of June 30, 2014, March 31, 2014 and December 31, 2013, respectively)	$16	$16	$16
Additional paid-in capital	144,836	144,376	144,083
Accumulated other comprehensive income	47,872	47,189	55,841
Statutory reserve	23,730	23,730	23,730
Retained earnings	85,431	87,516	90,409

Total Techfaith shareholders’ equity	$301,885	$302,827	$314,079

Noncontrolling interest	$34,928	$32,352	$33,897

Total equity	$336,813	$335,179	$347,976

Total liabilities and equity	$409,614	$408,464	$414,628